November 14, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 157, LLC Amendment No. 2 to Offering Statement on Form 1-A Filed November 4, 2022 File No. 024-12016

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 157, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on October 6, 2022, as amended by Amendment No. 1 filed on October 19, 2022, and Amendment No. 2 filed on November 4, 2022 (“Amendment No. 2” and, as amended by Amendment No. 3, the “Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from the Amendment No. 2 filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated November 9, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A

Highlights, page 4

1.

Comment: We note your response to comment 1 and reissue. Please revise footnote 3 to explicitly quantify and detail how the 21.5% annualized return to investors was calculated. In this regard, you should include a more detailed breakdown with specific line items explicitly detailing how the disclosed annualized return was calculated. We note that you have not quantified or detailed any fees, costs or profit shares. The distribution waterfall should be clearly quantified and detailed and tied to the disclosed annualized return. Alternatively, please delete the metric.

Response: In response to the Staff’s comment, the Company has deleted the annualized return metric on page 4 of Amendment No. 3.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS 157, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission